Exhibit 99.1

Corporación América Airports S.A. Société Anonyme 4, Rue de la Grève L1643 Luxembourg R.C.S.Luxembourg B174140 Dear Shareholders, I am pleased to invite you to attend the annual general meeting of the shareholders (the Meeting) of Corporación América Airports S.A. (the Company), to be held on Wednesday, May 30, 2018, at the Company's registered office located at 4, rue de la Grève, L-1643, Luxembourg. The Meeting will begin at 10:00 a.m. (Luxembourg time). The Board of Directors of the Company has fixed April 17, 2018 as the record date for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof. At the Meeting you will hear a report on the Company's business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company's financial statements. Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the Luxembourg Laws). Under the provisions of the Luxembourg Laws, the Company's accounts for the financial year ended on December 31, 2017 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg. Enclosed with this mailing are the Convening Notice to the Meeting and a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2017, the Company's annual accounts as of December 31, 2017 together with the relevant management report and the independent auditor's report are available at http://investors.corporacionamericaairports.com/Annual-Meeting. Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Meeting. Please mail or email your proxy promptly to ensure that your proxy will be received in time for the Meeting. Please note the requirements you must satisfy to attend and/or vote y Yours sincerely, Martin Eurnekian Director/CEO April2018

Corporación América Airports S.A. Société anonyme 4, rue de la Grève, L-1643, Luxembourg R.C.S Luxembourg: B 174140 CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS to be held in Luxembourg on 30 May 2018 The board of directors (the Board) of Corporación America Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held: on May 30, 2018 at 10:00 a.m. CET at 4, rue de la Greve, L-1643, Luxembourg in accordance with article 11.2 of the articles of association of the Company. The agenda of the Meeting is set as follows: Agenda for the Meeting 1. Presentation of the annual accounts of the Company for the financial year ended December 31, 2017 (the 2017 Financial Year), of the consolidated financial statements for the 2017 Financial Year as well as the management report and independent auditor's report for the 2017 Financial Year. The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2017 Financial Year and the Company's annual accounts for the 2017 Financial Year (together, the Financial Statements), the management report and independent auditor's report for the 2017 Financial Year. No vote required. 2. Approval of the Financial Statements and the management report and acknowledgement of the independent auditor's report. The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended (the Companies Act).

3. Allocation of results for 2017 Financial Year. The Board proposes that the Meeting acknowledges that the Company has made a profit with respect to the 2017 Financial Year in an aggregate amount of US$3,482,829.60 (three million four hundred eighty two thousand eight hundred twenty nine U.S dollars and sixty cents) (the Profit). The Board proposes that the Meeting resolves to allocate an amount of US$174,141.48 (one hundred seventy four thousand one hundred forty one U.S dollars and forty eight cents) to the legal reserve, in accordance with article 461-1 of the Companies Act. The Board proposes to the Meeting to carry forward the balance of profits to the next financial year. 4. Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2017 Financial Year. The Board proposes to the Meeting to grant discharge (qui/us) to the present and past members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2017 Financial Year. 5. Authorization of the remuneration of the members of the Board. The Board proposes to the Meeting to set the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2017 Financial Year, to an aggregate amount of EUR 49,167.00 (Forty nine thousand one hundred and sixty seven Euros). 6. Appointment of the independent auditor (cabinet de revision agree) for the financial year ending December 31, 2018. The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de revision agree) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2018, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers. I. Total amount of shares As at the Record Date, the Company had 160,022,262 common shares issued and outstanding. Each common share entitles its holder to one vote. II. Available information and documentation The following information is available on the Company's website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company's registered office in Luxembourg, as of the day of the publication of this convening notice: a) full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to above agenda points to be adopted at the Meeting (i.e. inter alia the

IASB and the EU IFRS consolidated financial statements of the Company and the Company's annual accounts, the management report and the independent auditor's reports); b) this convening notice; and c) the proxy card referred to below. Ill. Important information for shareholders The Meeting shall be conducted in accordance with the voting requirements of the Companies Act. Each item of the above agenda will be adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented at the Meeting. The Board has fixed April 17, 2018 as the record date (the Record Date) for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof. Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Attached to this notice is a proxy card which each shareholder must complete in order to vote his/her/its shares by proxy. Proxy cards must be received no later than 00:00 a.m. Luxembourg time on May 25, 2018, in order for such votes to count. Documents and information required by law, including, amongst others, copies of the Financial Statements of the Company for the 2017 Financial Year and the Company's annual accounts for the 2017 Financial Year, together with the relevant management report and independent auditor's report, are available in the investors section on the Company's website under http://investors.corporacionamericaairports.com/Annual-Meetinq. They may also be obtained free of charge at the Company's registered office in Luxembourg.

IV. Procedures for attending the Meeting and voting by proxy Any shareholder who holds one or more shares of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or through his duly appointed attorney-in-fact, or vote by proxy. Any attorney-in-fact representing a shareholder must properly file a valid power-of-attorney no later than 00:00 a.m. Luxembourg time on May 25, 2018 at the address indicated below. In the case of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed no later than 00:00 a.m. Luxembourg time on May 25, 2018 at the address indicated below. Address for filing powers-of-attorney: Corporación América Airports S.A. Attention: Ana Becerra 4, rue de la Grève L-1643 Luxembourg Grand Duchy of Luxembourg contact@corporacionamericaairports.com To vote by proxy, holders of shares must complete proxy cards. In order for such votes to count, proxy cards must be received no later than 00:00 a.m. Luxembourg time on May 25, 2018. If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. Yours sincerely, Martin Eumekian Director/CEO